ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

RECEIVED
2004 JUL 13 P 2:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1 July 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

04035471

SUPPL

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per Andrew Geddes
Corporate Communications

encls

dlw 7/14

PROCESSED
JUL 14 2004
THOMSON FINANCIAL

ventracor

asx announcement

Ventracor's Heart Technology Awarded ARC Grants

Sydney, 1 July 2004: Australian heart company, Ventracor Limited (ASX:VCR), has been awarded two Australian Research Council (ARC) collaborative grants to the value of $1,227,000.

The grants allow Ventracor to further its clinical research and product development in partnership with the University of New South Wales and University of Technology Sydney.

Ventracor Chief Executive Officer, Colin Sutton PhD, said the company was delighted the ARC, Australia's premier research granting body, had again recognised and supported the development of Australian technology that would benefit the Australian economy and the welfare of thousands of people worldwide suffering congestive heart failure.

"It is vital we continue our research and development focus to maintain our position as a leader in the rapidly evolving industry of heart technologies," Dr Sutton said.

"Ventracor is well positioned in the global left ventricular assist system (LVAS) market with six patients implanted with its cardiac-assist device in a pilot trial being conducted at The Alfred hospital in Melbourne.

"The grant from the University of New South Wales, valued at $787,000 over three years, will help fund the development of a pump control algorithm that will allow non-invasive prediction of pump flow, automatic detection of pumping states and adjustments to the metabolic demands of the body. The algorithms will be tested in simulated bench testing of the VentrAssist™ heart pumps as well as in humans.

"In collaboration with The University of Technology Sydney, Ventracor will aim to devise the best way to get electrical power to devices implanted in the body.

"This project, which has received funding of $440,000 over the next three years, will research a novel, provisionally patented method of inductively transmitting power and signals across the skin, exploiting new ferromagnetic materials, biocompatible coatings and software-controlled electronic circuits.

"This important work will bring us another step closer towards a pump that does not require a lead that penetrates the recipient's skin," Dr Sutton said.

"This method should be efficient, secure and infection-proof, with world market potential for all powered medical implants", Dr Sutton said.

For further information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
(02) 9406 3086